UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2013

Commission File 001 — 33175

Sesa Sterlite Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sesa Sterlite Limited

Other Events

Sesa Sterlite Limited : Permission for resumption of mining operations at Karnataka

Goa, 28 December, 2013 : Sesa Goa Limited (now Sesa Sterlite Limited) received permission from the Honorable Supreme Court appointed Monitoring Committee to resume the mining activities at its Karnataka mine. Accordingly, the Company has commenced its mining operations today, in accordance with stipulated conditions.

The Honorable Supreme Court of India had earlier given the clearance for resumption of mining operations for A and B category mines in Karnataka, vide its order dated 18 April, 2013.

For further information, please contact:

Investors	sesasterlite.ir@vedanta.co.in
Ashwin Bajaj	Tel : +91 22 6646 1531
Senior Vice President- Investor Relations
Sesa Sterlite Limited

About Sesa Sterlite Limited

Sesa Sterlite Limited (“Sesa Sterlite”) is one of the world’s largest diversified natural resource companies. Our business primarily involves exploring, extracting and processing minerals and oil & gas. We produce oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sesa Sterlite has a strong position in emerging markets with over 80% of its revenues from India, China, East Asia, Africa and the Middle East.

Sustainability is at the core of Sesa Sterlite’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities.

Sesa Sterlite is a subsidiary of Vedanta Resources Plc, a London listed Company. Sesa Sterlite is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Registered Address : Sesa Sterlite Limited, Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa – India-403 001

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2013

SESA STERLITE LIMITED

By:	/s/ C. D. Chitnis
Name:	C.D. Chitnis
Title:	Company Secretary